Contact

www.linkedin.com/in/kimberly-lewis-6458b120 (LinkedIn)
www.curlmix.com/pages/current-job-openings (Company)

Top Skills

Marketing

Management

Budgets

Languages

English (Native or Bilingual)

French (Limited Working)

Kimberly Lewis

CEO & Co-Founder I E-commerce Leader I In-House Manufacturing | $4.5M Equity Crowdfunding I Board Member | Public Speaker | Shark Tank I Forbes 30U30 I #93 Inc 5,000 I Series A Investor Opportunity Email info@curlmix.com
Greater Chicago Area

Summary

As CEO and Co-Founder of CurlMix, Kim Lewis attributes her success to a resilient spirit, a
strong work ethic, and the desire to always be teachable.

In 2015, Lewis, along with her husband and company Co-Founder, Tim, launched CurlMix as a
D-I-Y subscription box of natural hair care products. Within three years of switching gears to
manufacturing, the company reached $1 million in annual sales. During an appearance on
Shark Tank in 2019, Lewis declined a $400,000 deal and the following year, CurlMix received a
$12 million valuation for a seed round of funding. CurlMix's sales catapulted to $6M in annual
revenue and they have earned over $15M in lifetime sales - all online.

In 2020, the Lewises were included on Forbes' coveted "30 under 30" list and she was named
among Crain's Chicago Business' "20 in Their 20s." Along with landing on Oprah's Favorite
Things List, CurlMix products have been featured on Essence.com, Ebony.com,
BlackEnterprise.com, and Refinery29.com, to name a few, and in 2021 CurlMix was listed at
#93 on the Inc. 5000 list of growing companies.

The company continued to make headlines by offering its customers an opportunity to
invest. After raising $1 million within hours of kicking off their crowdfunding campaign in

April 2021, CurlMix has raised a total of $4.5 million in Equity Crowdfundnig.

Her company employs a full-time staff of 30+ minorities and women. Looking toward the
future, Lewis is focused on expanding her business, meanwhile continuing to build a portfolio
of brands that cater to Black women. As always, she is determined to be of service to her
customers, first.

Kim Lewis is based in Chicago with her husband and two sons.

Experience

Emerald South Economic Development Collaborative

Board Member
January 2021 - Present (3 years 1 month)
Chicago, Illinois, United States

CurlMix

CEO & Co-Founder - Master your curls in 21 days or it's FREE @ CurlMix.com
September 2015 - Present (8 years 5 months)
Chicago, IL

At CurlMix we help you master your curls in 21 days or it's FREE via store credit.

As an entrepreneur, I have acquired many skills in the last 8 years of my journey.

Ecommerce & Digital Marketing - I personally led our email Marketing efforts until we surpassed $1M in revenue and guided experts to help us achieve $5M in revenue. I also developed the lead capture asset that has collected over half a million emails and our Facebook Group community of 16,000+ customers for immediate daily feedback. We currently have a Marketing team of ~13 where we conduct Email, Community Management, Ad Management, Content Development, and Social Media all in-house. None of the Marketing is outsourced, as it is a core function of our business. We've amassed the largest Curly Brand Youtube Channel in our space, 137K+ Instagram Followers,

nearly 1 million email addresses, 170,000+ customers, and on the road to achieving $10M+ this year.

Manufacturing - I personally formulated our Flaxseed Gel and came up with a process to transition from a stock pot of 60 units in a batch to 600. By the end of this year we will have built out our own manufacturing and lab in a 30,000 sqft facility on the South Side of Chicago with a team of 20+ onsite. We conduct in-house formulation and testing and currently own 100+ formulas.

Equity Crowdfundnig - To date, we've conducted the largest Beauty Equity Crowdfund. We raised $4.5M from our community, totaling ~7,000 investors. The first $1M was raised within 4 hours. I have experience filing my Form C (90+ pg document) with the SEC, successfully passing a GAAP audit, and installing an ERP system to manage inventory and accurate accounting. I personally executed the promotional efforts for the fundraise w/o distracting my team.

Beauty & Personal Care - I've been the beneficiary of coaching for the last 3+ years from beauty experts in my industry. After 8 years in the industry, I'm very knowledgable about its history and future direction.

The Natural Hair Academy Inc.

Co-Founder
September 2013 - August 2015 (2 years)
Chicago, Il

We are the Social Network for Naturals. The one stop shop for all things Natural Hair.

The Natural Hair Academy is a virtual community where women of all curl patterns can find personalized information on organic ways to care for their hair. The platform offers customizable member profiles; mini courses taught by industry professionals, classes segmented by hair type, weekly hair challenge giveaways and deals on products. Many consider us to be the ''Facebook'' for Naturals.

University of Illinois at Urbana-Champaign

2 years 9 months

Assistant Stage Manager at Krannert Center for Performing Artists
September 2012 - May 2013 (9 months)
Urbana, Il

•Act as liaison between the Krannert Center and the artist, vendors and/or clients to successfully implement our client's vision with smooth execution by providing excellent customer service, with a positive attitude and a quick response behavior
•Manage logistics of 20 performances/events per semester under unusual levels of stress and ensure safety of visitors, satisfaction of client and an overall positive experience for all parties to ensure that Krannert builds a strong returning client base

Resident Advisor

August 2011 - May 2013 (1 year 10 months)

•Develop programs and advise over 65 undergraduate students 24 hours a day by conducting interactive presentations on diversity, chemical abuse, personal development, relationships, security, and academic performance to establish a nurturing community
•Manage and facilitate administrative tasks by issuing room condition reports, maintenance requests, incident reports, and room changes to ensure satisfaction with living space among residents and to uphold the policy/ standard of University Housing

Business 101 Section Leader

January 2012 - January 2013 (1 year 1 month)
Champaign, Il

•Serve as a teacher to 30 freshmen students in business by facilitating a business ethics course weekly for an hour while grading weekly assignments, preparing a detailed 14 week lesson plan binder, and weekly presentations on professional responsibility
•Presented weekly mini challenges to examine ethical behavior, decision making and to prepare for future situations

College of Business Event Committees

September 2010 - January 2013 (2 years 5 months)
Champaign, Il

President (2 years), Vice President (1 year), VP of Finance (2 years)
•Lead planning team for the Business Diversity Exchange, Spring Banquet and the Business Diversity Olympics by managing vendor communication (caterer, speakers, transportation) and payment, the scope, logistics for the day of the event and my team
•Created logos, programs, prepared company gifts, floor layouts and managed a team of peers for 5 events of 300 attendants

National Black MBA Association
Member
September 2009 - May 2013 (3 years 9 months)
Champaign, Il

President (1 year), VP of Finance (1 year)
•Organized travel, lodging and activities for the annual NBMBAA conference and managed account of over $7,000 dollars in order to afford members the exposure to graduate school programs as well as graduate professionals and GMAT training
•Led weekly meetings with professionals from various companies to provide a platform for students to connect with professionals and improve their ability to network

Management Leadership for Tomorrow
Career Prep Fellow
July 2011 - December 2012 (1 year 6 months)

•Selected as one of 200 from nationwide pool of 2,000+ candidates for an 18 month, intensive career development program
•Participate in quarterly seminars hosted by industry professionals from Goldman Sachs, Google Inc., and Creative Artists Agency

General Mills
Logistics Management Associate Intern
May 2012 - August 2012 (4 months)
Hannibal, MO

•Purchased packaging for Hamburger Helper, Betty Crocker etc. while completing packaging reforms for 220 items, simultaneously managing inbound shipments, purchase orders, daily vendor communication and monthly inventory meetings with Mumbai team

•Increased efficiency of forklift operators by optimizing time spent retrieving raw materials by Scan Sheets to replace handwritten material retrieval forms to mitigate human error and increase productivity of operators

Education

University of Illinois at Urbana-Champaign
Bachelor of Business Administration (BBA), Logistics, Materials, and Supply Chain Management · (2009 - 2013)

University of Illinois at Urbana-Champaign

Bachelor of Science, Business Administration; Marketing; Supply Chain Management · (2009 - 2013)

Kellogg Executive Education